Exhibit 99.1

Gazit-Globe Ltd. 1 HaShalom Rd. Tel Aviv, Israel 67892 +972 3 694 8000	For additional information: Adi Jemini CFO, Gazit-Globe

FOR IMMEDIATE RELEASE:

Gazit-Globe Reports Second Quarter 2016 Financial Results

Shareholders' equity grew by half a billion (NIS 2.6 per share) totaled NIS 7.9 billion,
Investments during the quarter totaled NIS 1.1 billion

TEL-AVIV, ISRAEL; August 23, 2016 – Gazit-Globe (NYSE; TSX; TASE: GZT), one of the world's leading multi-national real estate companies focused on the management, acquisition, development and redevelopment of supermarket-anchored shopping centers in major urban markets, announced today its financial results for the second quarter ended June 30, 2016.

References to the “Group” relate to Gazit-Globe’s consolidated statements. References to the “Company” relate to Gazit-Globe’s stand-alone financial statements. Unless otherwise stated, financial information included in this press release relates to the “Group”.

Highlights:

●	NOI for the quarter increased by 3.0% to NIS 1,074 million (US$ 279 million) compared to NIS 1,043 million (US$ 271 million) in the same quarter last year. Excluding the effect of exchange rate fluctuations NOI increased by 5.4% compared to the same quarter last year.
●	FFO for the quarter totaled NIS 142 million (US$ 37 million), or NIS 0.72 per share (US$ 0.19), compared to NIS 135 million (US$ 35 million), or NIS 0.69 per share (US$ 0.18), in the first quarter of 2016 and NIS 162 million (US$ 42 million), or NIS 0.91 per share (US$ 0.24), in the same quarter last year. The decrease in FFO and FFO per share between the two periods is mainly due to the effects of exchange rates, the sale of shares in subsidiaries and the equity offering that was completed at the end of 2015.
●	Shareholders' equity as of June 30, 2016 increased during the quarter by approximately NIS 0.5 billion (NIS 2.6 per share) totaled NIS 7,867 million (US$ 2,046 million), or NIS 40.2 per share (US$ 10.45 per share), compared to NIS 7,512 million (US$ 1,953 million), or NIS 38.4 million (US$ 9.98 per share), as of December 31, 2015 and after a dividend distribution of NIS 0.81 per share (US$ 0.21) in the six months ended June 30, 2016.
●	Investments during the quarter totaled NIS 1.1 billion (US$ 293 million).
●	The occupancy rate as of June 30, 2016 increased to a level of 95.7% compared to 95.4% as of June 30, 2015.
●	Same Property NOI for the period, excluding the effect of foreign exchange rate fluctuations, decreased by 0.1%. The decrease is mainly due to one-time effect in Canada as well as a decrease in NOI in Russia.
●	As of June 30, 2016, the Group had liquid assets and unutilized revolving credit facilities in the amount of NIS 9.8 billion (US$ 2.55 billion), of which NIS 2.3 billion (US$ 0.6 billion) was at the Company level.
●	As of June 30, 2016, net debt to total assets (LTV) decreased by 50 basis points to 50.8%, compared to 51.3% as of December 31, 2015.
●	The Company will distribute a quarterly cash dividend of NIS 0.35 per share, payable on September 12, 2016 to shareholders record as of September 5, 2016.
●	During the quarter and thereafter Gazit-Globe disposed part of its shares in BR Malls, which resulted in a total realized and unrealized gain of more than NIS 130 million (US$ 34 million).
●	In August 2016, the local credit agency, S&P Maalot, re-affirmed Gazit-Globe’s local credit rating of ilAA-.

Rachel Lavine, CEO of Gazit-Globe: “The second quarter results clearly show the continuation of the positive trends as evident through a significant increase in shareholders' equity, strengthening of our balance sheet, decrease of our cost of debt, and the improvement in our financial ratios. The Company’s financial strength has recently been reinforced by the re-affirmation of our local credit rating by S&P Maalot.

Alongside of more than NIS 130 million gain from the investment in BR Malls, we continue to bear fruit as a result of our portfolio repositioning; We believe that our portfolio is exceptional due to its high quality as well as its geographical diversity in strong economies and their leading urban cities. The Company focuses its activity on the acquisition, development and redevelopment of prime assets which amount to approximately NIS 3.7 billion, with a cost to complete of approximately NIS 2 billion. We believe that these quality properties, located in leading cities around the world such as Toronto, San Francisco, Sau Paulo, Helsinki and Warsaw will yield over the coming quarters, and in particularly during the course of 2017.”

Exchange rate as of June 30, 2016 of 1 USD = 3.846 NIS

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Financial highlights for second quarter 2016:

●	Rental income for the quarter totaled NIS 1,523 million compared to NIS 1,514 million in the same quarter last year, an increase of 0.6%. Excluding the effect of foreign exchange rate fluctuations, the rental income increased by 3.0% compared to the same quarter last year.
●	NOI for the quarter totaled NIS 1,074 million compared to NIS 1,043 million in the same quarter last year an increase of 3.0%. Excluding the effect of foreign exchange rate fluctuations, NOI increased by 5.4% compared to the same quarter last year.
●	FFO for the quarter totaled NIS 142 million, or NIS 0.72 per share, compared to NIS 135 million, or NIS 0.69 per share, in the first quarter of 2016 and NIS 162 million, or NIS 0.91 per share, in the same quarter last year. The decrease in FFO and FFO per share between the two periods is mainly due to the effects of exchange rates, the sale of shares in subsidiaries and the equity offering that was completed at the end of 2015.
●	The occupancy rate as of June 30, 2016 increased to a level of 95.7% compared to 95.4% as of June 30, 2015. By region, occupancy rates as of June 30, 2016 were: 96.3% in the US; 95.2% in Canada; 96.5% in North Europe; and 95.4% in Central and Eastern Europe.
●	EPRA NAV per share as of June 30, 2016 was NIS 55.2 compared to NIS 52.9 per share as of December 31, 2015.
●	Net income attributable to the Company’s shareholders totaled NIS 97 million, or NIS 0.47 per share, compared to NIS 130 million, or NIS 0.70 per share, in the same quarter last year.
●	The net fair value gain of investment property and investment property under development was NIS 572 million, compared to a gain of NIS 373 million in the same quarter last year.
●	Cash flow from operating activities totaled NIS 313 million, compared to NIS 322 million in the same quarter last year.

Financial highlights for the first half 2016:

●	Rental income for the period totaled NIS 3,062 million compared to NIS 3,041 million in the same period last year, an increase of 0.7%. Excluding the effect of foreign exchange rate fluctuations, the rental income increased by 4.8% compared to the same period last year.
●	NOI for the period totaled NIS 2,126 million compared to NIS 2,071 million in the same period last year an increase of 2.7%. Excluding the effect of foreign exchange rate fluctuations, NOI increased by 6.6% compared to the same period last year.
●	FFO for the period totaled NIS 277 million, or NIS 1.42 per share, compared to NIS 323 million, or NIS 1.81 per share, in the same quarter last year. The decrease in FFO and FFO per share between the two periods is mainly due to the effects of foreign exchange rates, the sale of shares of subsidiaries and equity offering that was completed at the end of 2015.
●	Loss attributable to the Company’s shareholders totaled NIS 181 million, or NIS 0.96 per share, compared to net income of NIS 506 million, or NIS 2.81 per share, in the same period last year. The loss is mainly due to the revaluation of financial derivatives and the loss from the sale of shares of Luzon Group (previously: Dori Group) recognized in the first quarter of 2016.
●	Cash flow from operating activities totaled NIS 603 million, compared to NIS 497 million in the same period last year.

Acquisition, Development, Redevelopment and Capital Recycling Activities:

●	During the period, the Group invested NIS 2,122 million. Total investment included NIS 783 million invested in 7 income-producing properties totaling 63 thousand square meters, as well as NIS 1,339 million in development and redevelopment projects.
●	As of June 30, 2016, the Group had 6 properties under development with a gross leasable area of 111 thousand square meters with a total investment of NIS 1.4 billion, and 21 properties under redevelopment with a gross leasable area of 215 thousand square meters with a total investment of NIS 4.3 billion. The additional cost to complete the properties under development and redevelopment totaled NIS 2.0 billion.
●	During the quarter, the company announced that it is increasing its share in Gazit Israel (Development) to 100%, becoming the sole shareholder in the company.

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Financing Activities:

●	The average nominal annual cost of debt during the period was 4.0%, compared to 4.2% in the same period last year.
●	The Company will distribute a quarterly cash dividend of NIS 0.35 per share, payable on September 12, 2016 to shareholders record as of September 5, 2016.
●	In August 2016, the local credit agency, S&P Maalot, re-affirmed Gazit-Globe’s local credit rating of ilAA-.

ACCOUNTING AND OTHER DISCLOSURES

The Company believes that publication of FFO, which is computed according to EPRA guidance, more correctly reflects the operating results of the Company, since the Company’s financial statements are prepared in line with IFRS. In addition, publication of FFO provides a better basis for the comparison of the Company’s operating results in a particular period with those of previous periods and also provides a uniform financial measure for comparing the Company’s operating results with those published by other European property companies.

In addition, pursuant to the investment property guideline issued by the Israel Securities Authority in January 2011, FFO is to be presented in the “Description of the Company’s Business” section of the annual report of investment property companies on the basis of the EPRA criteria. As clarified in the EPRA and NAREIT position papers, the EPRA Earnings and the FFO measures do not represent cash flows from operating activities according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income. Furthermore, it is clarified that these measures are not audited by the Company’s independent auditors.

CONFERENCE CALL/WEB CAST INFORMATION

Gazit-Globe will host a conference call and webcast in English on Tuesday, August 23, 2016 at 5:00 pm Israel Time / 4:00 pm Central European Time / 10:00 am Eastern Time, to review the second quarter 2016 financial results. Shareholders, analysts and other interested parties can access the conference call by dialing The conference call can be accessed by dialing: United States 1888 668 9141, Canada 1866 485 2399, United Kingdom 0800 917 5108, International +972 39180610, Israel 03 9180610

A presentation will be available on the company’s website under Investor Relations/Conference Calls & Webcast at: www.gazit-globe.com

Webcast link: http://www.veidan-stream.com/?con=Gazit_Globe_Q2_2016_Results_Conference_Call

For those unable to participate during the call, a replay will be available for future review on Gazit-Globe's website under Investor Relations.

About Gazit-Globe

Gazit-Globe is one of the largest owners, developers and operators of predominantly supermarket-anchored shopping centers in major urban markets around the world. Gazit-Globe is listed on the New York Stock Exchange (NYSE: GZT), the Toronto Stock Exchange (TSX: GZT) and the Tel Aviv Stock Exchange (TASE: GZT) and is included in the TA-25 and Real-Estate 15 indices in Israel. As of June 30, 2016 Gazit-Globe owns and operates 429 properties in more than 20 countries, with a gross leasable area of approximately 6.5 million square meters and a total value of approximately US$ 21.5 billion.

FOR ADDITIONAL INFORMATION

A comprehensive copy of the Company’s financial report is available on Gazit-Globe website at www.gazit-globe.com

Investors Contact: IR@gazitgroup.com, Media Contact: press@gazitgroup.com

Gazit-Globe Headquarters, Tel-Aviv, Israel, Tel: +972 3 6948000

FORWARD LOOKING STATEMENTS

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Below please find excerpts from our Q2 2016 financial report. For our full Q2 2016 report in English, please go to http://www.gazitglobe.com/financial-reports.

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	June 30,		December 31,
	2016	2015	2015
	Unaudited		Audited
	NIS in millions
ASSETS

CURRENT ASSETS

Cash and cash equivalents	1,427	1,989	2,125
Short-term investments and loans	71	301	203
Marketable securities	52	41	38
Financial derivatives	52	136	77
Trade receivables	237	560	467
Other accounts receivable	1,073	572	363
Inventory of buildings and apartments for sale	-	544	522
Current taxes receivable	37	33	24

	2,949	4,176	3,819

Assets classified as held for sale	534	929	826

	3,483	5,105	4,645
NON-CURRENT ASSETS

Equity-accounted investees	2,646	2,686	2,996
Other investments, loans and receivables	781	632	754
Available-for-sale financial assets	914	528	771
Financial derivatives	346	674	702
Investment property	73,738	65,007	70,606
Investment property under development	2,799	3,078	2,587
Fixed assets, net	128	195	170
Intangible assets, net	926	99	900
Deferred taxes	39	89	105

	82,317	72,988	79,591

	85,800	78,093	84,236

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	June 30,		December 31,
	2016	2015	2015
	Unaudited		Audited
	NIS in millions
LIABILITIES AND EQUITY

CURRENT LIABILITIES

Credit from banks and others	918	730	1,062
Current maturities of non-current liabilities	2,980	2,102	2,279
Financial derivatives	57	249	45
Trade payables	519	788	833
Other accounts payable	1,532	1,489	1,521
Advances from customers and buyers of apartments	-	287	326
Current taxes payable	91	84	111

	6,097	5,729	6,177
Liabilities attributable to assets held for sale	6	275	50

	6,103	6,004	6,227
NON-CURRENT LIABILITIES

Debentures	28,479	27,955	29,480
Convertible debentures	615	1,005	921
Interest-bearing loans from banks and others	11,940	9,516	11,457
Financial derivatives	132	84	93
Other liabilities	410	429	402
Deferred taxes	4,916	4,209	4,661

	46,492	43,198	47,014

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Share capital	249	232	249
Share premium	4,989	4,413	4,983
Retained earnings	4,868	5,257	5,207
Foreign currency translation reserve	(2,592)	(2,574)	(3,103)
Other reserves	374	147	197
Treasury shares	(21)	(21)	(21)

	7,867	7,454	7,512
Non-controlling interests	25,338	21,437	23,483

Total equity	33,205	28,891	30,995

	85,800	78,093	84,236

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	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	Unaudited				Audited
	NIS in millions (except for per share data)

Rental income	3,062	3,041	1,523	1,514	6,150
Property operating expenses	936	970	449	471	1,966

Net operating rental income	2,126	2,071	1,074	1,043	4,184

Fair value gain from investment property and investment property under development, net	821	480	572	373	711
General and administrative expenses	(354)	(345)	(179)	(176)	(726)
Other income	40	7	31	3	31
Other expenses	(54)	(503)	(36)	(2)	(795)
Company's share in earnings of equity-accounted investees, net	86	85	51	55	234

Operating income	2,665	1,795	1,513	1,296	3,639

Finance expenses	(1,301)	(875)	(578)	(565)	(1,831)
Finance income	94	703	34	86	852

Income before taxes on income	1,458	1,623	969	817	2,660
Taxes on income	289	120	188	58	166

Net income from continuing operations	1,169	1,503	781	759	2,494
Loss from discontinued operation, net	(230)	(79)	-	(62)	(188)
Net income	939	1,424	781	697	2,306

Attributable to:

Equity holders of the Company	(181)	506	97	130	620
Non-controlling interests	1,120	918	684	567	1,686

	939	1,424	781	697	2,306

Net earnings (loss) per share attributable to equity holders of the Company (NIS):
Basic net earnings from continuing operations	0.07	2.99	0.50	0.84	4.05
Basic loss from discontinued operation	(1.00)	(0.15)	-	(0.11)	(0.58)
Total basic net earnings (loss)	(0.93)	2.84	0.50	0.73	3.47
Diluted net earnings from continuing operations	0.04	2.96	0.47	0.81	4.02
Diluted loss from discontinued operation	(1.00)	(0.15)	-	(0.11)	(0.57)
Total diluted net earnings (loss)	(0.96)	2.81	0.47	0.70	3.45

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The table below presents the calculation of the Company’s FFO, calculated according to the recommendations EPRA and the guidelines of the Israel Securities Authority, and its FFO per share for the stated periods:

					For the year
	For the 6 months ended June 30,		For the 3 months ended June 30,		ended December 31,
	2016	2015	2016	2015	2015
	NIS in millions (other than per share data)

Net income (loss) attributable to equity holders of the Company for the period	(181)	506	97	130	620

Adjustments:
Fair value gain from investment property and investment property under development, net	(821)	(480)	(572)	(373)	(711)
Capital loss (gain) on sale of investment property	(13)	5	(11)	-	106
Changes in the fair value of financial instruments, including derivatives, measured at fair value through profit or loss	610	(629)	84	(54)	(693)
Adjustments with respect to equity-accounted investees	(16)	(6)	(11)	(15)	(50)
Loss from disposal and decrease of holding interest in investees	-	1,533	-	-	1,533
Deferred taxes and current taxes with respect to disposal of properties	264	92	175	51	138
Gain from bargain purchase, net of goodwill amortization	-	(1,067)	-	-	(1,026)
Acquisition costs recognized in profit or loss	3	3	2	2	41
Loss from early redemption of interest-bearing liabilities and financial derivatives	40	29	11	30	78
Non-controlling interests' share in above adjustments	348	290	282	248	395

Nominal FFO (EPRA Earnings)	234	276	57	19	431

Additional adjustments:
CPI linkage differences	(31)	(45)	39	97	(77)
Depreciation and amortization	8	10	4	5	21
Adjustments with respect to equity-accounted investees	-	(3)	-	(3)	-
Other adjustments	66	85	42	44	252

FFO according to the management approach (Adjusted EPRA Earnings)	277	323	142	162	627
Basic and diluted FFO according to the management approach per share (in NIS)	1.42	1.81	0.72	0.91	3.51
Number of shares used in the basic FFO per share calculation (in thousands)	195,481	178,420	195,485	178,425	178,426
Number of shares used in the diluted FFO per share calculation (in thousands)	195,567	178,525	195,572	178,525	178,601

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